UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                               FORM 11-K/A No. 1


            FOR ANNUAL REPORTS OF EMPLOYEES STOCK PURCHASE, SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

      [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997

                                      OR

      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT 1934


                        Commission file number 0-18173


                  BANKNORTH GROUP, INC. EMPLOYEE SAVINGS PLAN
                           (Full title of the Plan)


                             BANKNORTH GROUP, INC.
           (Name of issuer of securities held pursuant to the plan)


                      300 FINANCIAL PLAZA, P.O. BOX 5420
                             BURLINGTON, VT 05401
                    (Address of principal executive office)



Item 4. Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of ERISA.


Banknorth Group, Inc. Employee Savings Plan (Audited):                     Page
------------------------------------------------------                     ----

Independent Auditors' Report                                                  3

Statement of Net Assets Available for Plan Benefits at December 31, 1997
  and 1996                                                                    4

Statement of Changes on Net Assets Available for Plan Benefits for the
  Years Ended December 31, 1997 and 1996                                      5

Notes to Financial Statements                                              6-13

SCHEDULES:                                                    Schedules
                                                              ---------

Item 27(a)    Schedule of Assets Held for Investment purposes     1          14

Item 27(d)    Schedule of Reportable Transactions                 2          15

EXHIBITS:

Consent of Independent Public Accountants                                    16

Signature                                                                    17



                             BANKNORTH GROUP, INC.
                             EMPLOYEE SAVINGS PLAN

                      Financial Statements and Schedules

                          December 31, 1997 and 1996


                  (With Independent Auditors' Report Thereon)



                             BANKNORTH GROUP, INC.
                             EMPLOYEE SAVINGS PLAN


                               Table of Contents


Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits at December 31, 1997
 and 1996

Statements of Changes in Net Assets Available for Plan Benefits for the
 Years Ended December 31, 1997 and 1996

Notes to Financial Statements


                                                                  Schedules

Line 27(a) - Schedule of Assets Held for Investment Purposes          1

Line 27(d) - Schedule of Reportable Transactions                      2


[LOGO]                     KPMG Peat Marwick LLP
                                515 Broadway
                              Albany, NY 12207


                          Independent Auditors' Report


The Banknorth Group Pension and Employee Savings Committee
Banknorth Group, Inc.:


We have audited the accompanying statements of net assets available for Plan benefits of Banknorth Group, Inc. Employee Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for Plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                      /s/ KPMG PEAT MARWICK LLP

Albany, New York
May 28, 1998



                             BANKNORTH GROUP, INC.
                             EMPLOYEE SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1997 and 1996


Assets                                                                   1997             1996
                                                                     ------------      ----------

Investments at fair value (cost of investments: $22,207,016
 and $20,071,790 at December 31, 1997 and 1996, respectively)
 (notes 4, 5 and 6)                                                  $ 40,991,540      31,499,575

Contributions receivable                                                  221,307         210,055

Due from broker                                                                --           2,026

Accrued income                                                             71,397          56,047
                                                                     ----------------------------

      Total assets                                                     41,284,244      31,767,703

Liabilities

Due to broker                                                             313,478         406,926
                                                                     ----------------------------

Net assets available for Plan benefits (note 9)                      $ 40,970,766      31,360,777
                                                                     ============================


See accompanying notes to financial statements.



                             BANKNORTH GROUP, INC.
                             EMPLOYEE SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 1997 and 1996



                                                                      1997            1996
                                                                  ------------     ----------

Investment activities:
  Interest and dividends                                          $    478,577         556,315
  Interest on participant loans                                         66,498          60,601
  Net appreciation of investments (note 5)                           7,814,295       3,298,750
                                                                  ----------------------------
      Increase in net assets derived from investment activities      8,359,370       3,915,666
                                                                  ----------------------------

Contributions:
  Participating employees' contributions                             2,066,725       1,801,096
  Company contributions                                                996,316         901,130
  Rollover from other qualified plans                                  718,967         804,446
                                                                  ----------------------------
      Total contributions                                            3,782,008       3,506,672
                                                                  ----------------------------

      Total additions                                               12,141,378       7,422,338
                                                                  ----------------------------

Expenditures:
  Withdrawals and benefits paid to former Plan participants          2,332,210       2,587,605
  Withdrawals and benefits paid to active Plan participants             86,749          34,357
                                                                  ----------------------------
      Total withdrawals and benefits paid (note 7)                   2,418,959       2,621,962
                                                                  ----------------------------

  Administrative expenses (note 2)                                     112,430          97,352
                                                                  ----------------------------
      Net increase in net assets available for Plan benefits
       (note 9)                                                      9,609,989       4,703,024

Net assets available for Plan benefits at beginning of year         31,360,777      26,657,753
                                                                  ----------------------------

Net assets available for Plan benefits at end of year             $ 40,970,766      31,360,777
                                                                  ============================


See accompanying notes to financial statements.


                             BANKNORTH GROUP, INC.
                             EMPLOYEE SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1997 and 1996


(1)   Description of the Plan

      The Banknorth Group, Inc. Employee Savings Plan (the Plan) is sponsored by and administered by Banknorth Group, Inc., a Delaware Corporation (the Company). The Plan is a defined contribution plan covering qualified employees of the Company and qualified employees of the Company's subsidiaries: The Howard Bank, N.A., Granite Savings Bank and Trust Company, The Woodstock National Bank, First Vermont Bank & Trust Company, Farmington National Bank, Franklin Lamoille Bank, First Massachusetts Bank, N.A., Banknorth Mortgage Company, and The Stratevest Group, N.A. The Stratevest Group, N.A. (the Trustee) acts as the Trustee of the Plan and is responsible for safekeeping and investment of all contributions made to the Plan. Prior to February, 1996, the Trust Department of the Howard Bank, N.A. acted as Trustee of the Plan. However, in February 1996, the trust operations of the Howard Bank, N.A. were sold to Stratevest Group, N.A. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Also in February, 1996, Banknorth Group, Inc. completed the purchase of thirteen banking offices of Shawmut Bank, N.A. A new subsidiary, First Massachusetts Bank, N.A., was organized to own and operate the acquired offices. Beginning on March 1, 1996, all qualified employees of First Massachusetts Bank, N.A. were eligible to rollover their vested account balances from the former Shawmut Bank, N.A. 401(k) plan to the Plan.

      Each regular employee who works 20 hours or more per week for the Company is eligible to participate in the Plan after completing three months of service. A regular employee who works less than 20 hours per week but has worked 1,000 hours by their first anniversary date, or during any plan year, is eligible to join the Plan as of the next enrollment date.


(2)   Summary of Significant Accounting Policies

      The significant accounting policies followed by the Plan are as follows:

      (a)   Basis of Presentation

            The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets.

      (b)   Investments and Investment Income

            Investments in securities are stated at their estimated fair value. The fair value of marketable securities is based on quotations from national security exchanges. The fair value of investments in common trust funds and mutual funds is based on the fair values of the underlying securities, which are based on quotations from national security exchanges. The fair values of certificates of deposit and loans to participants are estimated to be approximately the book values of these investments.

            Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income on equity securities is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

      (c)   Administrative Expenses

            The Plan document calls for the Plan to pay for all administrative expenses. However, the Company may directly pay the administrative expenses at its discretion. All administrative expenses paid by the Plan have been paid directly from Plan assets. Administrative expenses primarily include recordkeeping fees and audit fees.

      (d)   Termination Policy

            In the event of full or partial termination of the Plan, the Plan administrator, in its sole discretion, shall instruct the trustee, either (1) to pay the net value of the participants' accounts, or
            (2) to continue to manage and administer the assets of the trust for the benefit of eligible employees to which distributions will be made at a later date, as stipulated in the Plan document.

      (e)   Use of Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual results could differ from these estimates.


(3)   Contributions and Vesting

      Each participant may elect to contribute not less than 1% nor more than 15% of their compensation to the Plan, within IRS limitations, by regular payroll deductions. Participants' contributions may be made on a pre-tax basis, after-tax basis, or a combination of both. Each participant's contribution is considered to be the Basic Contribution. The maximum amount of pre-tax compensation which may be contributed to the Plan by an employee is $9,500 in calendar year 1997. A participant may change the rate of contribution at the beginning of January, April, July or October of each year. A participant may also change their investment elections to specific investment programs at the beginning of January, April, July or October of each year.

      The Company provides a Company Matching Contribution of 66-2/3% of each participant's Basic Contribution, up to a maximum Basic Contribution of 6%. All amounts contributed by the employee and the Company Matching Contribution, plus earnings thereon, are fully vested.


(4)   Investment Programs

      The Plan provides for seven separate investment programs which are described as follows:

            "Money Market Fund" - invests in insured certificates of deposit, money market funds and U.S. Government obligations.

            "Diversified Stock Fund" - invests in common stocks, common trust funds, mutual funds, bonds, debentures and preferred stocks which are convertible into common stocks.

            "Company Stock Fund" - invests in shares of common stock of
                  Banknorth Group, Inc.

            "Balanced Fund" - invests in common stocks, common trust funds, mutual funds, bonds and money market instruments.

            "Fixed Income Fund" - invests in common trust funds, which primarily invest in bonds and asset backed securities.

            "Value Stock Fund" - invests in common trust funds, which primarily invest in common stocks.

            "Foreign Stock Fund" - invests in common trust funds, which primarily invest in foreign stock mutual funds.

      In July, 1996, the Plan added the Fixed Income Fund, the Value Stock Fund, and the Foreign Stock Fund to its investment programs.

      Each fund also maintains a money market account in order to accommodate cash flows from investing transactions and accommodate withdrawals and transfers to other funds.


(5)   Investments

      The Plan's investments are held in trust funds maintained by the Trustee. The following table presents the original cost and estimated fair values of the Plan's investments as of December 31, 1997 and 1996.

                                                                  1997                       1996
                                                        ------------------------   -----------------------
                                                                      Estimated                 Estimated
                                                                         Fair                      Fair
                                                           Cost         value         Cost        value
                                                        -----------   ----------   ----------   ----------

      Cash equivalents                                  $ 1,814,143    1,814,143    1,245,766    1,245,766
      Certificates of deposit                               675,000      675,000    1,725,000    1,725,000
      Common stock - Banknorth Group, Inc.                1,819,326    7,443,215    1,608,014    4,674,052
      Common trust funds managed by The Stratevest
       Group, N.A.                                       12,795,901   25,123,471   10,786,528   18,717,090
      Mutual funds                                        1,055,567    1,886,012      932,392    1,367,435
      U.S. Government obligations                         3,048,132    3,050,752    2,847,037    2,843,179
      Loans to participants                                 998,947      998,947      927,053      927,053
                                                        --------------------------------------------------
                                                        $22,207,016   40,991,540   20,071,790   31,499,575
                                                        ==================================================

      The net appreciation (depreciation) of investments, including unrealized and realized gains and losses, during 1997 and 1996 by investment type was as follows:

                                                  1997          1996
                                               -----------    ---------

      Common stock                             $ 2,673,126      296,929
      Common trust funds and mutual funds        5,140,635    3,069,161
      U. S. Government obligations                     534      (67,340)
                                               ------------------------
                                               $ 7,814,295    3,298,750
                                               ========================

      Investments that represent 5% or more of the net assets available for Plan benefits as of December 31, 1997 and 1996 are separately identified as follows:

                                                                               1997
                                                                    --------------------------
                                                                                    Estimated
                                                                                       Fair
                                                                        Cost          value
                                                                    ------------    ----------

      Common Stock
      ------------
      Banknorth Group, Inc. (115,848 shares)                        $  1,819,326     7,443,215

      Common Trust Funds
      ------------------
      The Stratevest Group Employee Benefit Bond Fund
       (153,638 units of participation)                                3,357,268     4,537,716
      The Stratevest Group Employee Benefit Value Stock Fund
       (146,402 units of participation)                                5,267,564    11,685,404
      The Stratevest Group Employee Benefit Growth Stock Fund
       (131,927 units of participation)                                3,726,698     8,455,295
                                                                    --------------------------
                                                                    $ 14,170,856    32,121,630
                                                                    ==========================

                                                                               1996
                                                                    --------------------------
                                                                                    Estimated
                                                                                       Fair
                                                                        Cost          value
                                                                    ------------    ----------

      Common Stock
      ------------
      Banknorth Group, Inc. (112,628 shares)                        $  1,608,014     4,674,052

      Common Trust Funds
      ------------------
      The Stratevest Group Employee Benefit Bond Fund
       (131,246 units of participation)                                2,716,828     3,593,560
      The Stratevest Group Employee Benefit Value Stock Fund
       (134,602 units of participation)                                4,291,826     8,406,460
      The Stratevest Group Employee Benefit Growth Stock Fund
       (131,731 units of participation)                                3,568,727     6,497,633
                                                                    --------------------------
                                                                    $ 12,185,395    23,171,705
                                                                    ==========================


(6)   Loans to Participants

      Participants may borrow an amount not in excess of $50,000 or 50% of their account balance, whichever is less, with a minimum loan of $1,000. Loans are subject to certain conditions and limitations as stipulated in the Plan document and under Internal Revenue Service regulations. Loans are generally repayable over a maximum of 5 years through regular payroll deductions. Loans related to the financing of a primary residence may be repaid over a maximum period of 30 years. The interest rate is determined by the Plan administrator and ranged from 7.0% to 9.625% on loans outstanding as of December 31, 1997 and 1996, respectively.

      At December 31, 1997 and 1996, loans to participants amounted to $998,947 and $927,053, respectively. New loans granted to participants amounted to $532,500 and $597,794 in 1997 and 1996, respectively, while loan repayments amounted to $412,634 and $409,495 in 1997 and 1996, respectively. Loans to participants which were converted to taxable distributions during 1997 and 1996 amounted to $47,972 and $41,306, respectively.


(7)   Withdrawals and Benefits Paid

      Withdrawals and benefits paid primarily represent disbursements to former participants upon their retirement or termination of employment with the Company and participation in the Plan. Also included are benefits paid to active participants under the Qualifying Financial Hardship provisions and Qualifying Non-Hardship provisions of the Plan.

      Benefits are paid to eligible members or their beneficiaries in a lump sum distribution in the quarter following the approval of the benefits distribution. However, those eligible to receive a distribution may elect to defer payment if their balance exceeds $3,500. Deferment may continue until the participant turns 65 years of age.


(8)   Tax Status of Plan

      The Internal Revenue Service has determined and informed the Company by a letter dated September 29, 1994, that the Employee Savings Plan is designed in accordance with applicable sections of the Internal Revenue Code and is exempt from income taxes. The Plan has been amended since receiving the determination letter. However, management of the Plan believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the Internal Revenue Code.


(9)   Summary of Changes in Net Assets Available for Plan Benefits by Fund

      A summary of the changes in net assets available for Plan benefits by fund for the years ended December 31, 1997 and 1996 is as follows:

                                                                             1997
                             -----------------------------------------------------------------------------------------------------
                               Money     Diversified   Company               Fixed      Value    Foreign     Loans
                               Market       Stock       Stock     Balanced   Income     Stock     Stock        to
                                Fund        Fund        Fund        Fund      Fund      Fund      Fund    Participants    Total
                             ----------  -----------  ---------  ----------  -------  ---------  -------  ------------  ----------

Investment activities:
  Interest and dividends     $  291,299      25,741     135,772      23,225      502      1,400      638          -        478,577
  Interest on participant
   loans                         10,561      18,933      11,297      20,960      252      3,754      741          -         66,498
  Net appreciation
   (depreciation) of
   investments                      531   2,382,811   2,673,126   2,513,052   26,844    226,325   (8,394)         -      7,814,295
                             -----------------------------------------------------------------------------------------------------
      Increase in net assets
       derived from
       investment activities    302,391   2,427,485   2,820,195   2,557,237   27,598    231,479   (7,015)         -      8,359,370
                             -----------------------------------------------------------------------------------------------------

Contributions:
  Participating employees'
   contributions                266,896     665,703     337,554     560,578   31,107    149,225   55,662          -      2,066,725
  Company contributions         140,548     308,674     170,305     269,817   15,519     66,830   24,623          -        996,316
  Rollover from other
   qualified plans               94,161     157,916     125,702     187,745  104,384     32,189   16,870          -        718,967
                             -----------------------------------------------------------------------------------------------------
      Total contributions       501,605   1,132,293     633,561   1,018,140  151,010    248,244   97,155          -      3,782,008
                             -----------------------------------------------------------------------------------------------------

      Total additions before
       transfers                803,996   3,559,778   3,453,756   3,575,377  178,608    479,723   90,140          -     12,141,378
                             -----------------------------------------------------------------------------------------------------

Net transfers between funds    (451,025)    153,471    (296,374)    (23,395)  54,060    406,666  156,597          -              -

Net loan activity                  (624)    (68,671)    (40,257)    (13,335)  (1,164)     5,467   (1,282)   119,866              -

Expenditures:
  Withdrawals and benefits
   paid to former Plan
   participants                 443,234     469,634     297,773   1,009,240   15,109     33,104   16,144     47,972      2,332,210
  Withdrawals and benefits
   paid to active Plan
   participants                  35,684      18,402      14,503      16,163        -      1,525      472          -         86,749
                             -----------------------------------------------------------------------------------------------------
      Total withdrawals and
       benefits paid            478,918     488,036     312,276   1,025,403   15,109     34,629   16,616     47,972      2,418,959
                             -----------------------------------------------------------------------------------------------------


Administrative expenses          18,316      30,752      17,784      40,175    1,082      3,268    1,053          -        112,430
                             -----------------------------------------------------------------------------------------------------

Net increase (decrease) in
 net assets available for
 Plan benefits                 (144,887)  3,125,790   2,787,065   2,473,069  215,313    853,959  227,786     71,894      9,609,989

Net assets available for
 Plan benefits at beginning
 of year                      5,183,080   8,023,904   4,828,429  11,406,457  192,863    573,535  225,456    927,053     31,360,777
                             -----------------------------------------------------------------------------------------------------

Net assets available for
 Plan benefits at end of
 year                        $5,038,193  11,149,694   7,615,494  13,879,526  408,176  1,427,494  453,242    998,947     40,970,766
                             =====================================================================================================


                                                                             1996
                              ---------------------------------------------------------------------------------------------------
                                Money     Diversified   Company               Fixed     Value   Foreign     Loans
                                Market       Stock       Stock     Balanced   Income    Stock    Stock        to
                                 Fund        Fund        Fund       Fund       Fund     Fund     Fund    Participants    Total
                              ----------  -----------  ---------  ----------  -------  -------  -------  ------------  ----------

Investment activities:
  Interest and dividends      $  347,292      35,200     134,233      38,457      188      663      282          -        556,315

  Interest on participant
   loans                          14,741      11,289       9,906      23,153      526      768      218          -         60,601
  Net appreciation
   (depreciation) of
   investments                   (13,356)  1,350,131     282,566   1,610,864    6,873   51,382   10,290          -      3,298,750
  Increase in net assets
   derived from investment
   activities                    348,677   1,396,620     426,705   1,672,474    7,587   52,813   10,790          -      3,915,666
                              ---------------------------------------------------------------------------------------------------

Contributions:
  Participating employees'
   contributions                 327,686     572,351     292,944     539,372    7,417   42,313   19,013          -      1,801,096
  Company contributions          170,404     275,775     151,678     272,511    3,395   19,216    8,151          -        901,130
  Rollover from other
   qualified plans               170,475     246,597     152,926     190,496   11,710   24,012    8,230          -        804,446
                              ---------------------------------------------------------------------------------------------------
      Total contributions        668,565   1,094,723     597,548   1,002,379   22,522   85,541   35,394          -      3,506,672
                              ---------------------------------------------------------------------------------------------------

      Total additions before
       transfers               1,017,242   2,491,343   1,024,253   2,674,853   30,109  138,354   46,184          -      7,422,338
                              ---------------------------------------------------------------------------------------------------

Net transfers between funds     (636,281)    334,297    (548,622)     76,266  159,670  435,880  178,790          -              -

Net loan activity                 (1,615)    (51,327)   (101,166)    (38,510)   3,400      130      789    188,299              -

Expenditures:
  Withdrawals and benefits
   paid to former Plan
   participants                1,395,455     276,589     149,130     725,057        -       66        2     41,306      2,587,605
  Withdrawals and benefits
   paid to active Plan
   participants                   12,345       9,570       5,126       7,316        -        -        -          -         34,357
      Total withdrawals and
       benefits paid           1,407,800     286,159     154,256     732,373        -       66        2     41,306      2,621,962
                              ---------------------------------------------------------------------------------------------------

  Administrative expenses         20,699      23,875      14,826      36,568      316      763      305          -         97,352
                              ---------------------------------------------------------------------------------------------------

Net increase (decrease) in
 net assets available for
 Plan benefits                (1,049,153)  2,464,279     205,383   1,943,668  192,863  573,535  225,456    146,993      4,703,024

Net assets available for
 Plan benefits at beginning
 of year                       6,232,233   5,559,625   4,623,046   9,462,789        -        -        -    780,060     26,657,753
                              ---------------------------------------------------------------------------------------------------

Net assets available for
 Plan benefits at end of
 year                         $5,183,080   8,023,904   4,828,429  11,406,457  192,863  573,535  225,456    927,053     31,360,777
                              ===================================================================================================


(10)  Significant Concentrations of Credit Risk

      At December 31, 1997 and 1996, $675,000 and $1,725,000 was in various certificate of deposit accounts in the banking subsidiaries of the Company, $25,123,471 and $18,717,090 was invested in common trust funds managed by the Trustee, and $7,443,215 and $4,674,052 was invested in the common stock of the Company.

      Deposits in subsidiaries of the Company, investments in common trust funds managed by the Trustee, and investments in the common stock of the Company, at fair value, represented approximately 81% and 80% of the Plan's investments, at fair value, at December 31, 1997 and 1996, respectively.



                                                                     Schedule 1
                                                                     ----------

                             BANKNORTH GROUP, INC.
                             EMPLOYEE SAVINGS PLAN

          Line 27(a) - Schedule of Assets Held for Investment Purposes

                               December 31, 1997

                                                                                                      Current
        Identity of issuer                      Description of Investment                 Cost         Value
-----------------------------------   ---------------------------------------------   ------------   ----------

Federated                             Institutional Treasury Obligation Fund No. 68   $  1,814,143    1,814,143
First Vermont Bank & Trust Company*   Certificate of deposit, 9.70%, 5/11/00                75,000       75,000
The Howard Bank, N.A.*                Certificate of deposit, 5.45%, 2/13/98               200,000      200,000
Farmington National Bank*             Certificate of deposit, 5.85%, 1/02/98               100,000      100,000
First Vermont Bank & Trust Company*   Certificate of deposit, 9.70%, 5/09/00               300,000      300,000
Banknorth Group, Inc.*                Common Stock                                       1,819,326    7,443,215
The Stratevest Group, N.A.*           Employee Benefit Bond Fund                         3,357,268    4,537,716
The Stratevest Group, N.A.*           Employee Benefit Value Stock Fund                  5,267,564   11,685,404
The Stratevest Group, N.A.*           Employee Benefit Foreign Stock Fund                  444,371      445,056
The Stratevest Group, N.A.*           Employee Benefit Growth Stock Fund                 3,726,698    8,455,295
SEI Index Fund                        S&P 500 Index Portfolio                            1,055,567    1,886,012
U.S. Government                       U.S. Treasury Bill, 1/08/98                          499,820      499,820
U.S. Government                       U.S. Treasury Bill, 2/05/98                          189,714      189,714
U.S. Government                       U.S. Treasury Bill, 6/25/98                          423,006      423,006
U.S. Government                       U.S. Treasury Note, 5.13%, 6/30/98                   566,980      569,466
U.S. Government                       U.S. Treasury Note, 4.75%, 8/31/98                   218,541      218,762
U.S. Government                       U.S. Treasury Note, 4.75%, 10/31/98                  248,172      248,203
U.S. Government                       U.S. Treasury Note, 6.13%, 5/15/98                   300,805      300,750
U.S. Government                       U.S. Treasury Note, 6.13%, 3/31/98                   300,898      300,562
U.S. Government                       U.S. Treasury Bill, 5.88%, 4/30/98                   300,196      300,469
Participant loans                     Loans to participants, at interest rates
                                      ranging from 7.00% to 9.625%                         998,947      998,947
                                                                                      -------------------------

      Total investments at end of plan year                                           $ 22,207,016   40,991,540
                                                                                      =========================

<F*>   Party in interest



                                                                     Schedule 2
                                                                     ----------

                             BANKNORTH GROUP, INC.
                             EMPLOYEE SAVINGS PLAN

              Line 27(d) - Schedule of Reportable Transactions

                         Year Ended December 31, 1997


                                                                                                           Current
                                                                                  Expense                  value of
                                                                                 incurred       Cost       asset on
                                                Purchase      Selling   Lease      with          of       transaction  Net gain
Identity of issuer        Description             price        price    rental  transaction     asset        date      or (loss)
------------------  -----------------------    -----------   ---------  ------  -----------  ----------   -----------  ---------

Category I
(Individual transactions in excess of 5% of Plan Assets)

      None

Category II
(Series of transactions with respect to securities of same issue in excess of 5% of Fund Assets at beginning of the Plan year).

Federated           Institutional Treasury
                     Obligation Fund No. 68    $10,213,442           -    -         -        10,213,442   10,213,442         -
                                                         -   9,645,066    -         -         9,645,066    9,645,066         -

U.S. Government      U.S. Treasury Bills         1,778,379           -    -         -         1,778,379    1,778,379         -
                                                         -   1,710,390    -         -         1,708,262    1,710,390     2,128

U.S. Government      U.S. Treasury Notes         2,333,909           -    -         -         2,333,909    2,333,909         -
                                                         -   2,194,855    -         -         2,202,930    2,194,855    (8,075)

Note:   Reportable transactions, for purposes of this schedule, are:

        Reportable transactions, for the purposes of this schedule are:

        (a) A single transaction within the plan year in excess of 5% of the current value of the plan assets;.

        (b) Any series of transactions with, or in conjunction with, the same person, involving property other than securities, which amount in the aggregate within the plan year (regardless of the category of asset and the gain or loss on any transaction) to more than 5% of the current value of plan assets;

        (c) Any transaction within the plan year involving securities of the same issue if within the plan year any series of transactions with respect to such securities amount in the aggregate to more than 5% of the current value of the plan assets; and

        (d) Any transaction within the plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single transaction within the plan year with such person, with respect to securities, exceeds 5% of the current value of plan assets.

<F*>     Party in interest



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        BANKNORTH GROUP, INC.
                                        EMPLOYEE SAVINGS PLAN
                                        (Name of Plan)


                                        By: /s/ NEAL E. ROBINSON
                                            -----------------------------------
                                                Neal E. Robinson
                                                Treasurer


Date:  June 29, 1998